                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-33098

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


Subject to Completion. Dated April 22, 2003.
Prospectus Supplement to Prospectus dated May 12, 2000.

CLECO CORPORATION                                    [LOGO] CLECO
$             % Notes due             ,

                               -----------------

Maturity

..   The notes will mature on             ,     .

Interest

..   Interest on the notes is payable on      and      of each year, beginning
                , 2003.

Redemption

..   We may redeem some or all of the notes at any time. The redemption prices are described beginning on page S-20.

..   There is no sinking fund for the notes.

Ranking

..   The notes are unsecured and rank equally with all our existing and future unsecured and unsubordinated indebtedness.

..   The notes effectively rank below all of the liabilities of our subsidiaries.

Listing

..   We do not intend to list the notes on any securities exchange.

                               -----------------

Investing in the notes involve risks. See "Risk Factors" beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

                                                 Per Note Total
                                                 -------- -----
                Initial public offering price...      %     $
                Underwriting discount...........      %     $
                Proceeds, before expenses, to us      %     $

Your purchase price will also include any interest that has accrued on the
notes since             , 2003.

                               -----------------

The underwriters expect to deliver the notes in book-entry form only through
The Depository Trust Company on or about           , 2003.

     BNY Capital Markets, Inc.              Banc One Capital Markets, Inc.

     Sole Book-Running and                        Joint Lead Manager
     Joint Lead Manager

     Hibernia Southcoast Capital, Inc.      Morgan Keegan & Company, Inc.


                               -----------------

         The date of this prospectus supplement is             , 2003.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any additional or different information. If you receive any unauthorized information, you should not rely on it. We are offering to sell the notes only in places where the offers and sales are permitted. The information contained in this prospectus supplement or the accompanying prospectus is current only as of the date of this prospectus supplement or the accompanying prospectus and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               -----------------

                               Table of Contents

                             Prospectus Supplement

                                                                   Page
                                                                   ----
        Where You Can Find More Information.......................  S-2
        Summary...................................................  S-3
        Risk Factors..............................................  S-8
        Capitalization............................................ S-12
        Ratio of Earnings to Fixed Charges........................ S-12
        Use of Proceeds........................................... S-13
        Summary Consolidated Financial Information................ S-14
        Description of Other Indebtedness at Cleco Corporation.... S-17
        Description of the Notes.................................. S-19
        Underwriting.............................................. S-24
        Validity of the Notes..................................... S-25
        Experts................................................... S-25

                                Prospectus
        About This Prospectus.....................................    1
        Where You Can Find More Information.......................    2
        Cautionary Statement Regarding Forward-Looking Information    3
        Cleco Corporation.........................................    4
        Ratio of Earnings to Fixed Charges........................    4
        Use of Proceeds...........................................    4
        Description of Our Debt Securities........................    4
        Plan of Distribution......................................   18
        Validity of Securities....................................   19
        Experts...................................................   19

                               -----------------

   Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "Cleco Corporation," "Cleco," "we," "us" and "our" or similar terms are to Cleco Corporation, its predecessors and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We are incorporating by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

  . Our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 18, 2003.

  .   Our Proxy Statement and Notice of Annual Meeting of Shareholders on
      Schedule 14A filed with the SEC on March 19, 2003.

                                    SUMMARY

   This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should carefully read the entire prospectus supplement, including the risk factors, the accompanying prospectus and the documents incorporated by reference herein.

                               Cleco Corporation

   We are a diversified regional energy services holding company operating principally through Cleco Power LLC, our subsidiary that conducts our traditional electric utility business, and Cleco Midstream Resources LLC, our subsidiary that conducts our merchant energy business. For the year ended December 31, 2002, we reported total operating revenue of $721.2 million and operating income of $157.0 million.

Cleco Power

   Cleco Power is an electric utility regulated by the Louisiana Public Service Commission (LPSC) and the Federal Energy Regulatory Commission (FERC). Cleco Power provides electric utility services, including generation, transmission and distribution, to approximately 261,000 retail and wholesale customers in 104 communities and rural areas in a 14,000 square-mile region in central and southeastern Louisiana. As of December 31, 2002, Cleco Power's aggregate net electric generating capacity was 1,359 megawatts (MW), of which 65% is fueled by natural gas and oil and 35% is fueled by coal and lignite. In addition, Cleco Power has three purchase power contracts currently in place and approved by the LPSC for 705 MW of capacity in 2003, 760 MW in 2004 and 100 MW in 2005. As of December 31, 2002, Cleco Power's transmission system included 58 active substations and 1,209 circuit miles of 69 kilovolt or greater lines, and its distribution system included 228 active substations and 11,037 circuit miles of
34.5 kilovolt or other lines.

   Cleco Power sold 8,501,000 megawatt hours of power to its retail customers in 2002. Approximately 40% of this power was sold to residential customers, 20% to commercial customers, 33% to industrial customers and 7% to other customers. Cleco Power currently operates under an eight-year rate stabilization plan approved by the LPSC. This plan is scheduled to expire on September 30, 2004. The plan allows Cleco Power to retain all earnings equating to a regulatory return on equity up to and including 12.25% on its regulated utility operations. Any earnings that result in a return on equity over 12.25% and up to and including 13% must be shared equally between Cleco Power and its customers. This effectively allows Cleco Power the opportunity to realize a return on equity of up to 12.625%. Any earnings above 13% must be fully refunded to Cleco Power's customers. In 2002, Cleco Power generated approximately 82% of our total operating revenue and 75% of our operating income.

Cleco Midstream

   Cleco Midstream is a subsidiary with operations in Louisiana and Texas that are not regulated by the LPSC or the Public Utility Commission of Texas. Cleco Midstream owns and operates two wholesale electric generation stations and wholesale natural gas pipelines and invests in a joint venture that owns and operates a single wholesale electric generation station. As of December 31, 2002, Cleco Midstream owned approximately 2,100 MW of electric generating capacity. In 2002, Cleco Midstream generated approximately 18% of our total operating revenue and 27% of our operating income. Cleco Midstream's principal businesses are:

  . Cleco Evangeline LLC, which owns and operates a 775-MW, combined-cycle, natural gas-fired electric generation facility in St. Landry, Louisiana (the Evangeline Power Station), which commenced commercial operations in July 2000. Cleco Evangeline has entered into a 20-year tolling agreement with Williams Energy Marketing and Trading Company (Williams Energy) with respect to 100% of the output from the facility.

  . Perryville Energy Holdings LLC, which indirectly owns and operates, through its wholly owned subsidiary Perryville Energy Partners LLC (PEP), a 725-MW, natural gas-fired electric generation facility near Perryville, Louisiana (the Perryville Power Station). The first phase of the facility (157 MW) commenced commercial operations in July 2001 and the second phase of the facility (568 MW) commenced commercial operations in July 2002. PEP has entered into a 20-year tolling agreement with Mirant Americas Energy Marketing, L.P. (Mirant Americas) with respect to 100% of the output from the facility.

  .   Acadia Power Holdings LLC, which owns 50% of Acadia Power Partners LLC
      (APP). APP is a joint venture with Calpine Corporation that constructed a 1,160-MW, combined-cycle, natural gas-fired electric generation facility near Eunice, Louisiana (the Acadia Power Station). Power Blocks 1 and 2 (580 MW each) of the facility commenced commercial operations in July 2002 and August 2002, respectively. APP has entered into a 20-year tolling agreement with Aquila Energy Marketing Corporation (AEMC) with respect to 100% of the output from Power Block 1 and a 20-year tolling agreement with Calpine Energy Services, L.P. with respect to 100% of the output from Power Block 2.

  . Cleco Energy LLC, which engages primarily in the wholesale marketing of natural gas, as well as natural gas production, gathering and transmission.

   The tolling agreements discussed above are sales for resale of electric power, which are subject to the jurisdiction of the FERC and make the subsidiaries engaging in such sales, public utilities subject to the jurisdiction of the FERC. These subsidiaries have power marketer and related authorizations from the FERC to make such sales. The tolling agreements generally give the tolling counterparty the right to own, dispatch and market all of the electric generation capacity of the facility. The tolling counterparty is responsible for providing its own natural gas to the facility and the tolling counterparty pays the owner of the facility a fixed and variable fee for operating and maintaining the facility.

Regulatory and Investigatory Proceedings

   In 2002, we identified certain energy trading activities and other transactions between and among Cleco Power, Cleco Evangeline LLC and Cleco Marketing & Trading LLC that may have violated the Public Utility Holding Company Act of 1935, as well as various statutes and regulations administered by the LPSC and the FERC. We have contacted the appropriate regulatory agencies, including the LPSC and the FERC, and have advised them of these transactions. The LPSC and the FERC have initiated formal proceedings to investigate these activities and transactions and we are cooperating fully with them. The identified transactions accounted for less than 1% of our total operating revenues for the three years ended December 31, 2002. We have also received requests for information from the Commodity Futures Trading Commission
(CFTC) relating to "round-trip trades" that we identified and reporting of trading activities to trade publications. For a discussion of risks relating to these activities and transactions, please read "Risk Factors--Risk Factors Associated with Our Business--Adverse findings or determinations in regulatory and investigatory proceedings to which we are subject could negatively impact our results of operations and our ability to conduct our business" on page S-9 of this prospectus supplement.

Financing Transactions

   Concurrent with the offering of the notes, we expect to enter into a new $100.0 million 364-day revolving credit facility. The new facility will replace our existing $225.0 million revolving credit facility, which is scheduled to terminate on June 4, 2003. Our existing facility provides for an optional conversion to a one-year term loan. We plan to use the net proceeds of this offering to pay down indebtedness under our existing revolving credit facility. See "Use of Proceeds."

   In addition, concurrent with the offering of $    million of unsecured and
unsubordinated notes at Cleco Power, Cleco Power expects to enter into a new $75.0 million 364-day revolving credit facility. The new Cleco Power credit facility will replace Cleco Power's existing $107.0 million revolving credit facility, which is scheduled to terminate on June 4, 2003. Cleco Power plans on using the net proceeds of its offering to pay down indebtedness under its current revolving credit facility.

   The offering of the notes is not subject to, or contingent on, the consummation of Cleco Power's notes offering or the execution by us or Cleco Power of a new revolving credit facility.

Recent Developments

Cleco Midstream Power Plants.

   One of our indirect wholly-owned subsidiaries, PEP, is currently in negotiations to sell the Perryville Power Station and related assets. Closing of the sale will be subject to execution of a definitive purchase agreement, obtaining regulatory approval from all applicable agencies, completion of due diligence by the purchaser and the settlement of project-related contracts, including the termination of PEP's tolling agreement with Mirant Americas. We are also in negotiations with Mirant Corporation regarding the Mirant Americas tolling agreement and PEP's subordinated loan to Mirant. If consummated, we expect to use the proceeds from the sale to eliminate all debt associated with the Perryville Power Station and to pay down some of our other outstanding indebtedness.

   Our 50/50 joint venture with Calpine Corporation, APP, is currently in discussions with AEMC to restructure the 20-year tolling agreement covering the output of Power Block 1 (580 MW) of the Acadia Power Station. APP has not yet executed any definitive agreement with AEMC, as discussions remain ongoing and there remain a significant number of open issues.

   We cannot assure you that PEP will enter into any definitive agreements relating to the sale of the Perryville Power Station, or, even if definitive agreements are reached, that PEP can consummate the transactions discussed above. In addition, we cannot assure you that APP will be able to restructure the 20-year tolling agreement with AEMC.

Actions by Ratings Agencies.

   On March 26, 2003, Standard & Poor's Ratings Services affirmed its senior unsecured debt ratings of Cleco at BBB- and Cleco Power at BBB and took both Cleco's and Cleco Power's senior unsecured debt ratings off CreditWatch. On March 24, 2003, Moody's Investors Service downgraded the senior unsecured debt ratings of Cleco to Baa3 from Baa1 and the senior unsecured debt ratings of Cleco Power to Baa1 from A3. Moody's noted that the ratings outlook for Cleco is negative and the ratings outlook for Cleco Power is stable. We note that these credit ratings are not recommendations to buy, sell or hold securities. Each rating should be evaluated independently of any other rating. For a discussion of risks associated with a downgrade in our credit ratings, please read "Risk Factors--Risk Factors Associated with Our Financial Condition--A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our businesses" on page S-11 of this prospectus supplement.

Cleco Power Request for Proposals for Generation Capacity and Purchased Power.

   Cleco Power does not supply all of its customers' power requirements from the generation facilities it owns and must purchase additional power from the wholesale power market. Cleco Power has three purchase power contracts currently in place and approved by the LPSC for 705 MW of capacity in 2003, 760 MW in 2004 and 100 MW in 2005. On March 14, 2003, Cleco Power made an informational filing with the LPSC requesting approval to issue a request for proposals for either purchased power or the purchase of generation facilities for up to 750 MW of power beginning January 1, 2005. The proposed schedule calls for bids to be submitted by May 2003, with the evaluation and selection process expected to run through September 2003, after which time certificate filings and approvals will be required at the LPSC. Final approval by the LPSC is currently not expected until March 2004.

Miscellaneous

   Subject to certain limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 and Rule 2 thereunder. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our telephone number at that location is (318) 484-7400.

                               Business Strategy

   Our strategy is to focus on our core regulated utility business and our existing wholesale generation assets in order to ready ourselves for continued success in a more demanding business environment. To implement this strategy we will strive to:

  .   Maintain Cleco Power's superior customer service and system reliability;

  . Maximize value from our existing wholesale generation assets, and reduce associated risks;

  . Reinforce our balance sheet and our investment-grade credit rating by reducing debt incurred in construction of wholesale generation assets; and

  .   Further reduce costs.

                                 The Offering

Issuer......................  Cleco Corporation.

Notes Offered...............  $   million aggregate principal amount of  %
                              Notes due         ,         .

Maturity Date...............  The notes will mature on            ,    , unless
                              redeemed or otherwise repaid prior to that date.

Interest Payment Dates......              and            , beginning
                              on            , 2003.

Ranking.....................  The notes will be unsecured and will rank equally with all of our other unsecured and
                              unsubordinated indebtedness. The notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of December 31, 2002, our subsidiaries had $957.6 million of indebtedness.

Optional Redemption by Us...  We may redeem all or a part of the notes at any time and from time to time as specified under "Description of the Notes--Optional Redemption" beginning on page S-20 of this prospectus supplement.

Change of Control...........  Upon the occurrence of a change of control triggering event, each holder of the notes will have the right, at the holder's option, subject to the terms and conditions of the indenture governing the notes, to require us to purchase all or any part of such holder's notes at a cash price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. See "Description of the Notes--Change of Control" beginning on page S-21 of this prospectus supplement.

Restrictive Covenants.......  We will issue the notes under a supplemental indenture containing certain restrictive covenants for your benefit. These covenants, which are described under "Description of the Notes--Certain Covenants Relating to the Notes" beginning on page S-22 of this prospectus supplement, restrict our ability, with certain exceptions, to:

                             . pledge or grant a security interest in voting securities of our subsidiaries,

                             . issue, transfer or otherwise dispose of voting securities of any restricted subsidiary, and

                             .   consolidate, merge or sell all or
                                 substantially all of our assets.

Use of Proceeds.............  We intend to use the net proceeds from this offering to repay borrowings under our revolving credit facility. See "Use of Proceeds."

Trustee and Paying Agent....  Bank One, N.A.

Risk Factors................  See "Risk Factors" beginning on page S-8 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Governing Law...............  The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

                                 RISK FACTORS

   In addition to the information contained elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein, the following risk factors should be carefully considered by each prospective investor in evaluating an investment in the notes.

Risk Factors Associated with Our Business

Nonperformance by and the credit risk of counterparties under agreements relating to our merchant power plant operations may adversely affect our financial condition and results of operations.

   Our Cleco Midstream energy business derives a significant portion of its revenue from tolling agreements relating to its power plants. Currently, Cleco Midstream's power plant tolling revenues are derived primarily from tolling agreements with Williams Energy and Mirant Americas. Additionally, we record equity earnings from our 50% interest in APP, which derives its revenues from tolling agreements with AEMC and Calpine Energy Services, L.P. The credit ratings of the senior unsecured debt of Williams Companies, Inc., Mirant Corporation, Aquila, Inc. and Calpine Corp., the respective parent companies of the counterparties under our tolling agreements, have recently been downgraded or put on negative watch by one or more credit rating agencies. If any of our counterparties fail to perform their obligations under their respective tolling agreements, our financial condition and results of operations may be adversely affected by their failure to pay amounts due to us. In addition, we may not be able to enter into agreements in replacement of our existing tolling agreements on terms as favorable as our existing agreements or at all. For more information on these tolling agreements, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Cleco--Results of Operations--General Factors Affecting Midstream--Revenue is primarily affected by the following factors:" and "--Financial Condition--Liquidity and Capital Resources--General Considerations and Credit-Related Risks" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Note 18 (Risks and Uncertainties) to our consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

The outcome of the LPSC's audit of our utility's recovery of fuel and purchased power expenses could negatively impact our results of operations and financial condition.

   Generally, the fuel and purchased power expenses as well as certain related expenses Cleco Power, our regulated electric utility, incurs to provide power to its customers are recovered through fuel adjustment clauses that enable it to generally pass on to its customers substantially all of those expenses. The fuel adjustment clauses, one for retail service and the other for wholesale service, are regulated by the LPSC (representing approximately 93% of Cleco Power's total fuel costs) and the FERC, respectively. In the first quarter of 2003, the staff of the LPSC commenced a periodic audit of fuel and purchased power expenses recovered under the retail service fuel adjustment clause during 2001 and 2002. Although an LPSC order issued in November 1997 requires this type of periodic audit to be performed at least every other year, this will be Cleco Power's first fuel adjustment clause audit since the order. For the two-year period ended December 31, 2002, Cleco Power recovered approximately $567.1 million in LPSC-jurisdictional revenue under the fuel adjustment clause relating to fuel and purchased power expenses. We are unable to predict the results of the fuel audit, which could require Cleco Power to make a substantial refund of previously recovered revenue and adversely impact our results of operations and financial condition. We expect the fuel audit to be completed by the first quarter of 2004. For more information on the fuel adjustment clauses and the fuel audit, please read "Business--Regulatory Matters, Industry Developments and Franchises--Rates," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Cleco--Results of Operations--General Factors Affecting Cleco Power--Fuel and power purchased are primarily affected by the following factors:" and "--Financial Condition--Regulatory Matters--Fuel Audit" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Adverse findings or determinations in regulatory and investigatory proceedings to which we are subject could negatively impact our results of operations and our ability to conduct our business.

   In 2002, we identified certain energy trading activities and other transactions between Cleco Power and some of our Cleco Midstream subsidiaries. We have determined that certain of these activities and transactions may have violated the Public Utility Holding Company Act of 1935 as well as various statutes and regulations administered by the LPSC and the FERC. We have contacted the appropriate regulatory agencies, which has led to formal investigatory proceedings by the LPSC and the FERC. We have also received requests for information from the CFTC relating to "round-trip trades" that we identified and reporting of trading activities to trade publications. For more information on these trading activities, transactions and proceedings, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Cleco--Financial Condition--Regulatory Matters--Gas Put Options," "--Review of Trading Activities" and "--Gas Transportation Charges" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Notes 19 (Review of Trading Activities) and 22 (Gas Transportation Charges) to our consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

   We are unable to predict what action the LPSC and the FERC will take with regard to these activities and transactions. The LPSC and the FERC could require the refunding of revenues relating to the activities and transactions and could impose penalties and restrictions on us as a result of their findings with respect to these activities and transactions. The FERC could also elect to suspend the power marketer authorizations of Cleco Power and our Cleco Midstream marketing subsidiaries and related authorizations. Moreover, these continuing governmental investigations may result in determinations of violations in addition to those described in the Form 10-K. If the FERC were to suspend these power marketer authorizations or other authorizations, or if other significant remedial actions were taken by the regulatory agencies involved, our results of operations and our ability to conduct our business could be materially adversely affected. In addition, we anticipate that certain of these trading activities and other transactions will be reviewed in our pending LPSC fuel audit and may affect the ultimate outcome of the audit.

The expiration of Cleco Power's current rate stabilization plan in September 2004 could result in a reduction in Cleco Power's regulated rate of return and negatively affect our results of operations.

   Cleco Power's retail power rates for residential, commercial and industrial customers and other retail sales are regulated by the LPSC. Under a rate stabilization plan approved by the LPSC, Cleco Power is allowed to realize a regulatory return on equity of up to 12.625%, with returns above that level being refunded to customers in the form of billing credits. The rate stabilization plan expires in September 2004, at which time the LPSC may order a new plan or extend the existing plan with or without modification. The LPSC could reduce Cleco Power's regulated rate of return in establishing a new plan or modifying its existing plan, which would have a negative effect on our results of operations by reducing our revenue and profitability. For more information on Cleco Power's retail rates and the rate stabilization plan, please read "Business--Regulatory Matters, Industry Developments and Franchises--Rates" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

The expiration of, or the nonperformance by counterparties under, agreements by which Cleco Power obtains a significant portion of its purchased power could result in an increase in the price at which we provide that power and materially adversely affect our financial condition and results of operations.

   Cleco Power does not supply all of its customers' power requirements from the generation facilities it owns and must purchase additional power from the wholesale power market. During 2002, it obtained approximately 40% of its power needs under three long-term power purchase agreements with Williams Energy, a subsidiary of Williams Companies, Inc., and Dynegy Power Marketing, Inc. (Dynegy Power), a subsidiary of Dynegy Inc. Substantially all of the obligations under these agreements expire on December 31, 2004. If either Williams Energy or Dynegy Power fails to provide power to Cleco Power in accordance with the power purchase agreements, Cleco Power would likely have to obtain replacement power at then-prevailing market prices to meet its customers' demands. The power market can be volatile, and the prices at which Cleco Power would obtain replacement power could be higher than the prices it currently pays under the power purchase agreements. The LPSC may not allow Cleco Power to recover, through an increase in rates or through its fuel adjustment clause, part or all of any additional amounts it may pay in order to obtain replacement power. If this occurred, our financial condition and results of operations could be materially adversely affected.

   On March 14, 2003, Cleco Power made an informational filing with the LPSC requesting approval to issue a request for proposals for either purchased power or the purchase of generation facilities for up to 750 MW of power beginning January 1, 2005. Cleco Power may not be able to obtain purchased power or generation facilities on terms comparable to those in its power purchase agreements with Williams Energy and Dynegy Power or at all. The LPSC may not allow Cleco Power to recover part or all of any additional amounts it may pay under new power purchase agreements, in order to obtain new generation facilities or otherwise as a result of the expiration of its existing power purchase agreements, which could have a material adverse effect on our financial condition and results of operations.

Our costs of compliance with environmental laws are significant and the cost of compliance with new environmental laws could adversely affect our profitability.

   Our businesses are subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits, in operating our facilities. We may incur significant additional costs to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events occur, our business, operations and financial condition could be adversely affected.

Other factors could adversely affect our results of operations.

   For a discussion of general factors affecting our business and results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Cleco--Results of Operations--General Factors Affecting Cleco Power" and "--General Factors Affecting Midstream" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Risk Factors Associated with Our Financial Condition

We are a holding company and our ability to meet our debt obligations is dependent on the earnings of our subsidiaries and the distribution of such earnings to us in the form of dividends.

   We are a holding company and conduct our operations primarily through subsidiaries. Substantially all of our consolidated assets are held by such subsidiaries. Accordingly, our ability to meet our debt obligations, including our obligations on the notes, is largely dependent upon the earnings of these subsidiaries and the distribution or other payment of such earnings to us. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our debt or to make any funds available for such payment. In addition, our subsidiaries' ability to make dividend payments or other distributions to us may be restricted by their obligations to holders of their outstanding securities and to creditors, the availability of earnings and the needs of their businesses. Moreover, Cleco Power, our largest subsidiary, is subject to regulation by the LPSC, which may impose limits on the amount of dividends that Cleco Power may pay us.

   The notes will be unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding, including amounts, if any, outstanding under our existing $225.0 million revolving credit agreement or any amendments or refinancing thereto. Because we are a holding company that conducts substantially all of our operations through our subsidiaries, the notes will be effectively subordinated to claims of creditors of those subsidiaries, including their trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, if any.

   As of December 31, 2002, the total amount of our outstanding unsecured and unsubordinated indebtedness, on an unconsolidated basis, was approximately $271.7 million. As of December 31, 2002, approximately $957.6 million of outstanding indebtedness, consisting of indebtedness of our subsidiaries, would rank effectively senior to the notes. We and our subsidiaries may incur additional indebtedness and other liabilities in the future. See "Description of Our Debt Securities" in the accompanying prospectus.

If we are unable to arrange for the renewal of our and Cleco Power's revolving credit facility on acceptable terms, our financial condition could be materially adversely affected.

   Our existing $225.0 million revolving credit facility and Cleco Power's existing $107.0 million revolving credit facility are scheduled to terminate on June 4, 2003. Both facilities provide that borrowings outstanding on the maturity date may be converted into a one-year term loan. Concurrent with the offering of the notes, we expect to enter into a new $100.0 million 364-day revolving credit facility. The new facility will replace our existing $225.0 million revolving credit facility. In addition, concurrent with the offering of
$     million of unsecured and unsubordinated notes at Cleco Power, Cleco Power expects to enter into a new $75.0 million 364-day revolving credit facility. We cannot assure you that we will be able to enter into new revolving credit facilities on terms that are acceptable to us. If we are unable to enter into new revolving credit facilities on terms that are acceptable to us, our financial condition could be materially adversely affected. Any new facility or future indebtedness may include terms that are more restrictive or burdensome than those of our current credit facilities and other indebtedness. This may negatively impact our ability to operate our business.

A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our businesses.

   On March 26, 2003, Standard & Poor's Ratings Services affirmed its senior unsecured debt ratings of Cleco at BBB- and Cleco Power at BBB. Both Cleco's and Cleco Power's senior unsecured debt ratings were taken off CreditWatch, but Standard & Poor's stated that "the outlook for the ratings is negative due to continued uncertainties surrounding the company's unregulated merchant energy activities." On March 24, 2003, Moody's Investors Service downgraded the senior unsecured debt ratings of Cleco to Baa3 from Baa1 and the senior unsecured debt ratings of Cleco Power to Baa1 from A3. Moody's noted that the ratings outlook for Cleco is negative and the ratings outlook for Cleco Power is stable. Moody's stated that "the downgrades reflect deterioration in the credit quality of Cleco's unregulated power plants and the adverse underlying market conditions for merchant generation in the SERC [Southeastern Electric Reliability Council] region." We cannot assure you that these ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold securities. Each rating should be evaluated independently of any other rating. If Moody's or Standard & Poor's were to downgrade our long-term rating or Cleco Power's long-term rating, particularly below investment grade, the value of the notes would likely be adversely affected and our borrowing costs would increase, which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease.

Risks Related to the Notes

A public market does not currently exist for the notes and a market may not develop or be sustained.

   The notes are a new issue of securities with no established trading market and will not be listed on any securities exchange or included in any automated quotation system. Each of the underwriters has informed us that it intends to make a market in the notes after this offering is completed. However, the underwriters are not required to make a market and may cease their market-making at any time. There can be no assurance that an active trading market for the notes will develop or, if a market develops, that it will be liquid or sustainable. If an active trading market does not develop or is not sustained, the market price of the notes would likely be adversely affected.

                                CAPITALIZATION

   The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2002, on an historical basis and as adjusted to reflect the sale of the notes and the application of the net proceeds
therefrom as described under "Use of Proceeds," and the sale of $     million
aggregate principal amount of unsecured and unsubordinated notes by Cleco Power to be issued concurrently with the notes and the application of the net proceeds therefrom to pay down indebtedness under its revolving credit facility. You should read this table in conjunction with our financial statements, related notes and other financial information we have incorporated by reference in this prospectus supplement.

                                                                               December 31, 2002
                                                                            -----------------------
                                                                                  (Unaudited)
                                                                              Actual    As Adjusted
                                                                            ----------  -----------
                                                                                (In thousands)

Cash and cash equivalents.................................................. $  114,331      $
                                                                            ==========      ==

Short-term debt, including current portion of long-term debt............... $  360,701      $
                                                                            ----------      --
Long-term debt:
   Cleco Corporation....................................................... $  100,000      $
   Notes offered hereby....................................................
   Cleco Power.............................................................    335,517
   Project-related debt at Cleco Midstream.................................    433,167
                                                                            ----------      --
       Total long-term debt................................................ $  868,684      $
                                                                            ----------      --

Shareholders' equity:
   Preferred stock......................................................... $   17,508      $
                                                                            ----------      --

   Common stock, $1.00 par value per share; 100,000,000 shares authorized;
     47,065,152 shares issued.............................................. $   47,065      $
   Paid-in capital.........................................................    152,745
   Retained earnings.......................................................    366,073
   Treasury stock, at cost, 29,959 shares..................................       (579)
   Accumulated other comprehensive loss....................................     (2,834)
                                                                            ----------      --
       Total common shareholders' equity................................... $  562,470      $
                                                                            ----------      --
       Total shareholders' equity.......................................... $  579,978      $
                                                                            ----------      --
          Total capitalization............................................. $1,809,363      $
                                                                            ==========      ==

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table presents our ratio of earnings from continuing operations to fixed changes for each of the periods indicated:

                                                                    Year Ended December 31,
                                                                 -----------------------------
                                                                 2002  2001  2000  1999  1998
                                                                 ----- ----- ----- ----- -----
Ratio of earnings from continuing operations to fixed charges(1) 2.60x 2.68x 2.66x 3.26x 3.75x

--------
(1) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of debt expense and premiums, net, and an estimate of the interest within rental expense.

                                USE OF PROCEEDS

   We intend to use approximately $     million of the net proceeds from the
sale of the notes to pay down indebtedness under our $225.0 million revolving credit facility. As of March 31, 2003, there was $171.5 million drawn on the facility. At March 31, 2003, our borrowing rate under this facility was equal to London Interbank Offered Rate (LIBOR) plus 0.85%, and the weighted average interest rate on the borrowings was 2.21%.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

   The following table presents certain summary financial data and is derived from our audited financial statements. The data set forth below should be read together with our historical financial statements, the notes to those statements and other financial information we have incorporated by reference into this prospectus supplement.

   We have included EBITDA in our summary consolidated financial information because it is a key measure used by the banking and investing communities in their evaluation of economic performance. In addition, we expect that EBITDA will be a key measure in the calculation of financial covenants in our new revolving credit facility. Accordingly, we believe that disclosure of EBITDA provides useful information to investors because it is frequently cited by financial analysts in evaluating a company's performance. We calculate EBITDA by starting with net income applicable to common stock and then adding back total interest charges, income taxes, depreciation and amortization. We also adjust net income applicable to common stock for certain extraordinary items that we determine do not occur on a yearly basis but instead occur on an unpredictable basis, such as restructuring charges. The adjustments due to these items may be an addition to or subtraction from net income applicable to common stock depending on the nature of the item. EBITDA is not defined under generally accepted accounting principles in the United States (GAAP). A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so excluded or included in the most directly comparable GAAP measure. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not indicative of operating income or cash flow from operations as determined under GAAP. In addition, our computation of EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate it in the same fashion. In the tables below that follow the income statement, balance sheet and other data tables, we reconcile EBITDA to net income applicable to common stock and to net cash provided by operating activities, the most directly comparable financial measures calculated and presented in accordance with GAAP in our estimation. We also present several ratios that include EBITDA. Please be aware that the ratios we present may not be comparable to other similarly titled ratios computed by other companies, because all companies do not calculate the underlying items being compared in the same fashion.

                                                          Year Ended December 31,
                                                         -----------------------------
                                                           2002      2001      2000
                                                         --------  --------  --------
                                                         (In thousands, except ratios)
Income Statement Data
Operating revenue (excluding intersegement revenue):
   Cleco Power.......................................... $593,781  $622,722  $622,790
   Cleco Midstream......................................  127,386   125,924    52,454
   Other................................................       57       113        70
                                                         --------  --------  --------
       Total............................................ $721,224  $748,759  $675,314
Total operating expenses................................  564,228   599,219   527,617
                                                         --------  --------  --------
Operating income........................................ $156,996  $149,540  $147,697
Net income before income taxes, discontinued operations,
  extraordinary item, and preferred dividends...........  114,118   110,629   104,296
                                                         --------  --------  --------
Net income applicable to common stock................... $ 70,003  $ 68,362  $ 63,112
                                                         ========  ========  ========

                                                                     Year Ended December 31,
                                                               ----------------------------------
                                                                  2002        2001        2000
                                                               ----------  ----------  ----------
                                                                  (In thousands, except ratios)

Balance Sheet Data
Cash and cash equivalents..................................... $  114,331  $   11,938  $   29,407
Total property, plant and equipment, net......................  1,566,155   1,224,648   1,232,758
Total assets(1)...............................................  2,344,606   1,767,890   1,750,356

Short-term debt, including current portion of long-term debt..    360,701     210,398     126,622
Long-term debt................................................    868,684     626,777     659,135
Preferred stock...............................................     17,508      15,988      15,096
Total common shareholders' equity.............................    562,470     491,966     464,919

Other Data
Cash provided by operating activities......................... $  165,515  $  124,600  $   81,796
EBITDA........................................................    254,048     218,755     207,123
Capital expenditures..........................................    184,125     182,455     210,577
Total interest charges........................................     60,609      47,693      46,987
Total project-related debt, long and short-term...............    453,367     214,228     218,600
Ratio of EBITDA to total interest charges.....................       4.19x       4.59x       4.41x
Ratio of total debt to EBITDA(2)..............................       4.84x       3.83x       3.79x
Ratio of total debt (other than total project-related debt) to
  EBITDA(2)(3)................................................       3.10x       2.85x       2.74x

--------
(1) Certain reclassifications have been made to conform total assets for 2000 to the presentation used in our 2002 financial statements. These reclassifications had no effect on shareholders' equity.
(2) Total debt consists of long-term debt plus short-term debt, including the current portion of long-term debt.
(3) Total debt (other than total project-related debt) consists of total debt minus total project-related debt.

   The following table reconciles EBITDA to net income applicable to common stock:

                                                   Year Ended December 31,
                                                 --------------------------
                                                   2002     2001     2000
                                                 -------- -------- --------
                                                       (In thousands)
    Net income applicable to common stock....... $ 70,003 $ 68,362 $ 63,112
    Preferred dividends requirements, net.......    1,872    1,876    1,870
    Restructuring charge(1).....................   10,164       --       --
    Extraordinary item, net of income taxes(2)..       --       --   (2,508)
    Loss on disposal of a segment, net of tax(3)       --    2,035    6,861
    Federal and state income taxes..............   42,243   38,356   34,961
    Total interest charges(4)...................   60,609   47,693   46,987
    Depreciation(4).............................   69,157   60,433   55,840
                                                 -------- -------- --------
    EBITDA...................................... $254,048 $218,755 $207,123
                                                 ======== ======== ========

--------
(1) In the fourth quarter 2002, we completed an organizational restructuring which resulted in a charge to earnings of $10.2 million before taxes.

(2) In March 2000, Four Square Gas, a wholly owned subsidiary of Cleco Energy, borrowed $2.1 million from us to pay a third party for a note with a face value of approximately $6.0 million. The gain of approximately $3.9 million was offset against the $1.4 million of income tax related to the gain to arrive at the extraordinary gain, net of income tax, of approximately $2.5 million.
(3) In December 2000, we decided to sell substantially all of the assets of Utility Construction & Technology Solutions LLC (UtiliTech). The loss on disposal represents the difference between the cash received from the buyer and the carrying value of the assets sold plus the results of operations of UtiliTech during the years 2001 and 2000.
(4) Substantially all of our amortization charges are included in total interest charges and depreciation.

   The following table reconciles EBITDA to net cash provided by operating activities:

                                                                    2002      2001      2000
                                                                  --------  --------  --------
                                                                         (In thousands)
EBITDA........................................................... $254,048  $218,755  $207,123
Adjustments to reconcile EBITDA to net cash provided by operating activities:
   Loss on disposal of segment, net of tax.......................       --    (4,590)       --
   Amortization..................................................    1,987     1,342     1,118
   Restructuring charge..........................................  (10,164)       --        --
   Provision for doubtful accounts...............................      688     2,018     2,195
   Income from equity investments................................  (16,204)     (175)       --
   Allowance for other funds used during construction............   (2,719)     (769)     (507)
   Impairment of long-lived asset................................    3,587        --        --
   Amortization of investment tax credits........................   (1,743)   (1,765)   (1,742)
   Net deferred income taxes.....................................   79,060    (6,898)    6,098
   Deferred fuel costs...........................................   11,538    (4,362)   (6,255)
   Total interest charges........................................  (60,609)  (47,693)  (46,987)
   Federal and state income taxes................................  (42,243)  (38,356)  (34,961)
   Changes in assets and liabilities:
       Accounts receivable, net..................................   (5,119)   19,524   (54,969)
       Unbilled revenues.........................................   (2,308)   16,937   (18,503)
       Fuel, materials and supplies inventory....................      372    (4,953)    1,912
       Prepayments...............................................  (14,667)     (326)       --
       Accounts payable..........................................    3,931   (21,026)   28,490
       Customer deposits.........................................      395       214       110
       Long-term receivable......................................   (4,465)   (5,009)     (895)
       Other deferred accounts...................................      334     2,038       604
       Taxes accrued.............................................  (35,204)   (8,639)   14,523
       Interest accrued..........................................     (150)     (517)    5,543
       Margin deposits...........................................      262    21,077   (21,159)
       Risk management assets and liabilities, net...............    2,942    (3,866)    1,948
       Other, net................................................    1,966    (8,361)   (1,890)
                                                                  --------  --------  --------
Net cash provided by operating activities........................ $165,515  $124,600  $ 81,796
                                                                  ========  ========  ========

            DESCRIPTION OF OTHER INDEBTEDNESS AT CLECO CORPORATION

Senior Indebtedness

Bank Revolving Credit Facility.

   We currently borrow under a $225.0 million 364-day revolving credit facility, which is scheduled to mature on June 4, 2003. The facility provides that borrowings outstanding on the maturity date may be converted into a one-year term loan. Concurrent with this offering, we expect to enter into a new $100.0 million 364-day facility. The new facility is expected to provide that borrowings outstanding on the new maturity date may be converted into a nine-month term loan. The new credit facility is also expected to permit the issuance of up to $60.0 million of standby letters of credit. Consistent with our existing facility, availability under our new facility will be limited by the amount of certain off-balance sheet commitments, in the form of guarantees and standby letters of credit, we provide to facilitate the activities of our Cleco Midstream businesses. As of December 31, 2002, the amount of off-balance sheet commitments (which reduced availability under our existing credit facility) was $49.2 million. The following is a summary of certain terms of the new credit facility. The final terms of the new credit facility may differ from those described below.

   Indebtedness under our new credit facility is expected to bear interest at any of the following rates depending on the type of borrowing that we are conducting:

  . the greater of (a) the prime rate, or (b) the Federal Funds rate plus a spread of .50%; and

  .   LIBOR, plus a spread ranging from 0.725% to 2.375%.

   Interest payments are due quarterly if based on the prime rate or Federal Funds rate and at the end of each interest period if based on LIBOR.

   Our new credit facility is expected to contain covenants that include, among other things:

  .   limitation on total and senior indebtedness at Cleco Corporation;

  . requirement to maintain certain ratios of total debt to total capitalization;

  .   limitation on our ability to encumber assets;

  .   limitation on dividends and other restricted payments;

  .   limitation on investments; and

  .   limitation on mergers and acquisitions.

   Our new credit facility is expected to contain events of default that include, among other things:

  . our failure to pay principal within one day or interest within three days of their respective due dates;

  . default in the performance of any covenant in our credit facility that has not been timely cured;

  . a default occurring in the payment of, or other material obligation under, any of our or our subsidiaries' (excluding Cleco Evangeline) indebtedness;

  . our or one of our subsidiaries' (excluding Cleco Evangeline) bankruptcy, insolvency or dissolution;

  . entry of a final judgement for the payment of money exceeding $10.0 million that is not timely discharged; and

  .   a change of control.

   Upon the occurrence of an event of default under our new revolving credit facility, a majority of the banks are expected to be able to cause the agent, among other things, to terminate the commitment to lend and declare our indebtedness immediately due and payable.

83/4% Senior Notes.

   At December 31, 2002, we had outstanding $100.0 million of 83/4% Senior Notes due 2005. These senior notes, except for their interest rate and maturity date, have essentially the same terms and provisions as the notes offered hereby.

Subordinated Indebtedness

Cleco Midstream Credit Facility (Guaranteed by Cleco Corporation).

   We guarantee, on a senior subordinated basis, Cleco Midstream's $36.8 million credit facility. The credit facility matures in March 2004. The interest rate on the credit facility is LIBOR plus 2.50%. Interest and principal are due quarterly, with quarterly principal amortization through March 2004. The Cleco Midstream credit facility requires us to use the net proceeds from any future asset sales (as defined in the facility) and/or equity offerings (as defined in the facility) to first repay amounts outstanding under the Cleco Midstream credit facility.

                           DESCRIPTION OF THE NOTES

   You should read the following summary of selected provisions of the notes in conjunction with the description of our debt securities in the accompanying prospectus, which includes provisions that may be important to you.

General

   The notes will mature on             ,      and will bear interest at     %
per year from           , 2003. We:

  .   will pay interest semiannually in arrears on              and
                   of each year, commencing             , 2003

  .   will pay interest to the person in whose name a note is registered at the
      close of business on the        or        preceding the interest payment
      date

  . will calculate interest on the basis of a 360-day year of twelve 30-day months.

   Interest payable on any interest payment date and at maturity or any redemption date will be the amount of interest accrued from and including the most recent interest payment date to which interest has been paid or duly provided for, or from and including the date of issuance if no interest has been paid or duly provided for with respect to the notes, to but excluding such interest payment date or the maturity date or date of redemption, as the case may be. If any interest payment date or the maturity date or date of earlier redemption of the notes falls on a day that is not a business day, the payment otherwise then due will be made on the next business day, and without any interest or other payment in respect of any such delay, with the same force and effect as if it were made on the date such payment was originally payable.

   We will issue the notes under a senior indenture dated as of May 1, 2000, as amended or supplemented from time to time, between us and Bank One, N.A., as
trustee. The notes are initially limited to $     aggregate principal amount.
However, we may issue additional notes of this series from time to time, without the consent of the holders of the notes. The indenture does not limit the aggregate principal amount of debt securities that may be issued under it. The notes will not be entitled to the benefit of any sinking fund.

Ranking

   The notes will be our senior unsecured obligations and will rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness. As of December 31, 2002, we had an aggregate of $1,229.4 million of consolidated indebtedness, of which approximately $957.6 million is owed by subsidiaries and therefore effectively senior to the notes. The indenture does not restrict the amount of additional indebtedness that we or our subsidiaries may incur.

   Since we are a holding company, our ability to pay debt service on the notes is dependent upon the cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends and make debt service payments to us. Certain of our subsidiaries have contractual restrictions on the amount of dividends that they pay us. In addition, Cleco Power, our largest subsidiary, is subject to regulation by the LPSC, which may impose limits on the amount of dividends that Cleco Power may pay us.

Book-Entry Only Issuance--The Depository Trust Company

   Upon issuance, the notes will be represented by one or more global securities deposited with or on behalf of The Depository Trust Company (DTC), which will act as depositary with respect to the notes. The global securities representing the notes will be registered in the name of a nominee of DTC. This means that we will not issue certificates to you for the notes. Each global security will be issued to DTC, which will keep a computerized record of its participants (for example, a broker) whose clients have purchased the notes. Each participant will then keep a record of its clients. Except under the circumstances described in the accompanying prospectus under the heading "Description of Our Debt Securities--Global Securities," the notes will not be issuable in definitive form.

   A further description of DTC's procedures with respect to global securities representing the notes is set forth in the accompanying prospectus under the heading "Description of Our Debt Securities--Regarding DTC."

Optional Redemption

   Each of the notes will be redeemable as a whole or in part, at our option, at any time and from time to time, at a redemption price equal to the greater of:

  .   100% of the principal amount of such notes, and

  . the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of unpaid interest to the date of redemption) discounted to the redemption date semiannually (assuming a 360-day year consisting of twelve 30-day months) at the
      Treasury Rate (as defined below), plus    basis points,

plus in either case accrued and unpaid interest on the notes to (but excluding) the date of redemption.

   "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

   "Independent Investment Banker" means an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banking institution at least 30 business days prior to the redemption date, or if the institution we appoint is unwilling or unable to select the Comparable Treasury Issue, the selection will be made by BNY Capital Markets, Inc. or, if it is unwilling or unable to make the selection, by an independent investment banking institution of national standing appointed by the trustee.

   "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

   "Reference Treasury Dealer" means each of BNY Capital Markets, Inc., Banc
One Capital Markets, Inc.,              and             , and their respective
successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall replace that former dealer with another Primary Treasury Dealer.

   We or the trustee will mail notice of any redemption between 30 days and 60 days before the redemption date to each holder of the notes to be redeemed.

Change of Control

   If a change of control triggering event occurs, each holder of the notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the date of repurchase. We will mail notice of a change of control triggering event to the trustee and to each holder of the notes within 30 days following any change of control triggering event. A holder's right to require us to repurchase the notes may be exercised no earlier than 30 days nor later than 60 days after the date on which we mail the holders of the notes notice of the occurrence of a change of control triggering event.

   The term "change of control triggering event" means the occurrence of a change of control and a ratings event.

   The term "change of control" means the occurrence of any of the following:

   (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) of all or substantially all of our assets and the assets of our subsidiaries taken as a whole;

   (2) the adoption of a plan relating to our liquidation or dissolution;

   (3) the consummation of any transaction that results in any person or group becoming the beneficial owner of more than 50% of the total voting power of all classes of our voting securities then outstanding; or

   (4) the first day on which a majority of the members of our board of directors are not continuing directors.

   The term "ratings event" means, at any time within 90 days (which period is extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by either Moody's Investors Service, Inc. or Standard & Poor's Ratings Services, or both) after the date of public notice of a change of control, or of our or any other person's intention to effect a change of control, the rating of the notes is decreased below investment grade by each of Moody's and Standard & Poor's.

   The term "investment grade" means a rating of Baa3 or higher (or equivalent successor categories) with respect to Moody's and a rating of BBB- or higher (or equivalent successor categories) with respect to Standard & Poor's.

   The term "continuing directors" means any member of our board of directors who:

   (1) was a member of our board of directors on the date the notes were issued; or

   (2) was nominated for election or elected with the approval of a majority of the continuing directors who were then members of our board of directors.

   Our ability to pay cash to the holders of the notes upon a repurchase may be limited by our then existing financial resources. There can be no assurance that we will have sufficient funds to repurchase the notes following a change of control triggering event. Except as described above with respect to a change of control triggering event, the indenture does not contain provisions permitting the holders of the notes to require us to repurchase or redeem the notes in the event of a change of control, or in the event we enter into one or more highly leveraged transactions, regardless of whether a rating decline results therefrom, or in the event we dispose of one or more of our business units, nor are any such events deemed to be events of default under the terms of the indenture or the notes.

Certain Covenants Relating to the Notes

Limitation on Consolidation, Merger and Sale of Assets.

   The notes are entitled to the benefit of the restrictive covenant described in the accompanying prospectus under the heading "Description of Our Debt Securities--Consolidation, Merger and Sale of Assets."

Limitation on Liens on Voting Securities.

   We have agreed in the supplemental indenture establishing the terms and provisions of the notes that, so long as any notes remain outstanding, we will not, and will not permit any subsidiary to, pledge or grant a security interest in, or permit any pledge, security interest or other lien upon, any voting securities owned directly or indirectly by us or them in any subsidiaries to secure any indebtedness for borrowed money, without making effective provisions to secure the notes equally and ratably with the other indebtedness and any other indebtedness similarly entitled to be equally and ratably secured. This restriction will not apply, however, to:

   (1) any pledge, security interest or encumbrance upon any voting securities of our subsidiaries existing as of the closing date of the offering of the notes,

   (2) the creation or existence of any pledge, security interest or encumbrance upon any voting securities of our subsidiaries

      (a) created at the time of our or one of our subsidiary's acquisition (including acquisition through merger or consolidation) of those voting securities or within 24 months after our or one of our subsidiary's acquisition of those voting securities to secure all or a portion of the purchase price for those voting securities,

      (b) existing on the voting securities at the time of our or one of our subsidiary's acquisition of those voting securities, or

      (c) created solely to secure obligations incurred to finance the refurbishment, improvement, installation, development or construction of any asset of ours or our subsidiaries, which obligations are incurred no later than 24 months after completion of such refurbishment, improvement, installation, development or construction, or

   (3) any extension, renewal or refunding of any pledge, security interest or encumbrance described in clauses (1) and (2).

Limitation on Issuance or Disposition of Voting Securities of Restricted Subsidiaries.

   We have also agreed in the supplemental indenture that we will not, and will not permit any restricted subsidiary to, issue, sell, assign, transfer or otherwise dispose of, directly or indirectly, any voting securities of any restricted subsidiary (except to us or to one or more restricted subsidiaries or for the purpose of qualifying directors); provided, however, that this limitation shall not apply if

   (1) all or any part of such voting securities are issued, sold, assigned, transferred or otherwise disposed of in a transaction for consideration that is at least equal to the fair value of such voting securities, as determined by the board of directors acting in good faith, or

   (2) the issuance, sale, assignment, transfer or other disposition is required to comply with the order of a court or regulatory authority of competent jurisdiction, other than an order issued at our or a restricted subsidiary's request.

   The term "indebtedness" means all indebtedness, whether or not represented by bonds, debentures, notes or other securities, created or assumed by us or any subsidiary for the repayment of borrowed money. All indebtedness for borrowed money secured by a lien upon property owned by us or any subsidiary and upon which indebtedness for borrowed money we or that subsidiary customarily pays interest, although we or that subsidiary has not assumed or become liable for the payment of such indebtedness for borrowed money, shall be deemed to be indebtedness of ours or that subsidiary. All indebtedness for borrowed money of others guaranteed as to payment of principal by us or any subsidiary or in effect guaranteed by us or that subsidiary through a contingent agreement to purchase such indebtedness for borrowed money shall be deemed to be indebtedness of ours or that subsidiary, but no other contingent obligation of ours or any subsidiary in respect of indebtedness for borrowed money or other obligations incurred by others shall be deemed to be indebtedness of ours or that subsidiary.

   The term "restricted subsidiary" means any subsidiary that is a consolidated operating subsidiary that accounts for 10% or more of our consolidated revenues or assets as of the date of our most recent audited financial statements and any other subsidiary that our board of directors designates as a restricted subsidiary.

   The term "subsidiary" means a person more than 50% of the outstanding voting securities of which are owned, directly or indirectly, by us or by one or more of our subsidiaries, or by us and one or more other subsidiaries.

   The term "voting security" means a security which ordinarily has voting power for the election of the board of directors (or other governing body), whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

Defeasance or Covenant Defeasance

   In some circumstances, we may elect to discharge our obligations on the notes through defeasance and discharge or defeasance of certain covenants. See "Description of Our Debt Securities--Defeasance and Covenant Defeasance" in the accompanying prospectus for more information about how we may do this.

Concerning the Trustee

   The trustee is a lender under our revolving credit facility. We plan to use the net proceeds from this offering to repay borrowings under the facility. See "Use of Proceeds." Banc One Capital Markets, Inc., one of the underwriters, is an affiliate of the trustee.

                                 UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement between us and the underwriters named below, we have agreed to sell to each of the underwriters named below and each of the underwriters severally has agreed to purchase the principal amount of the notes set forth opposite its name below:

                                                 Principal Amount
                        Name                         of Notes
                        ----                     ----------------
               BNY Capital Markets, Inc.........        $
               Banc One Capital Markets, Inc....
               Hibernia Southcoast Capital, Inc.
               Morgan Keegan & Company, Inc.....
                                                        --
                      Total.....................        $
                                                        ==

   In the underwriting agreement, the underwriters have agreed to purchase all of the notes offered if any of the notes are purchased.

   We expect the expenses associated with the offer and sale of the notes to be
approximately $      .

   The underwriters propose to offer the notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of % per note. The underwriters may allow, and such dealers may reallow, a discount not in excess of % per note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   Prior to this offering, there has been no public market for the notes. The notes will not be listed on any securities exchange or quoted in any automated dealer quotation system. The underwriters have advised us that they each intend to make a market in the notes. The underwriters will have no obligation to make a market in the notes, however, and may cease market-making activities, if commenced, at any time. There can be no assurance of a secondary market for the notes or that the notes may be resold.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include stabilizing transactions and purchases to cover short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purposes of preventing or retarding a decline in the market price of the notes. Short positions involve the sale by an underwriter of a greater number of notes than it is required to purchase from us in the offering. The underwriters also may impose a penalty bid, in which selling concessions allowed to broker dealers in respect of the notes sold in the offering for their account may be reclaimed if such notes are repurchased in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

   The underwriters or their affiliates in the past have provided investment banking and/or commercial banking services and other financial services to us and our affiliates and have received compensation and expense reimbursement for these services. The underwriters or their affiliates may in the future provide investment banking and/or commercial banking services and other financial services to us or our affiliates for which they will receive compensation and expense reimbursement. This offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

   We plan to use the net proceeds from this offering to repay borrowings under our revolving credit facility. See "Use of Proceeds." Each of the underwriters is an affiliate of one of the lenders under the facility.

                             VALIDITY OF THE NOTES

   The validity of the notes offered by this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas, and for the underwriters by Sidley, Austin, Brown & Wood LLP, New York, New York. R. O'Neal Chadwick, Jr., our Senior Vice President and General Counsel, will pass upon all matters of Louisiana law in this connection.

                                    EXPERTS

   The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

[LOGO] CLECO
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400

                                 $200,000,000

                                Debt Securities

--------------------------------------------------------------------------------

We may offer and sell up to $200,000,000 of our debt securities in one or more series by using this prospectus. Our debt securities will be unsecured and will be either senior or subordinated obligations. Our debt securities will be effectively subordinated to creditors of our subsidiaries with respect to the assets and earnings of our subsidiaries. We will establish the terms for our debt securities at the time we sell them and we will describe them in one or more supplements to this prospectus. You should read this prospectus and the related supplement carefully before you invest in our debt securities. This prospectus may not be used to offer and sell our debt securities unless accompanied by a prospectus supplement.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is May 12, 2000.

                               Table of Contents

         About This Prospectus.....................................  1
         Where You Can Find More Information.......................  2
         Cautionary Statement Regarding Forward-Looking Information  3
         Cleco Corporation.........................................  4
         Ratio of Earnings to Fixed Charges........................  4
         Use of Proceeds...........................................  4
         Description of Our Debt Securities........................  4
         Plan of Distribution...................................... 18
         Validity of Securities.................................... 19
         Experts................................................... 19

                             About This Prospectus

   This prospectus is part of a registration statement we have filed with the SEC using a "shelf" registration process. By using this process, we may offer up to $200,000,000 of our debt securities in one or more offerings. This prospectus provides you with a description of the debt securities we may offer. Each time we offer debt securities, we will provide a supplement to this prospectus. The prospectus supplement will describe the specific terms of the offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in the "Where You Can Find More Information" section of this prospectus.

   References in this prospectus to the terms "we," "us" or other similar terms mean Cleco Corporation and its predecessors, unless the context clearly indicates otherwise.

   You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell debt securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus.

                      Where You Can Find More Information

   We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov. and on our Internet site located at http://www.cleco.com. In addition, you may inspect our reports at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104.

   The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus, a prospectus supplement or information that we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC, and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the debt securities is completed:

  . our Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

   This prospectus is part of a registration statement we have filed with the SEC relating to our debt securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules are also available at the SEC's Public Reference Room or through its Internet site.

   You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning us at the following address:

                               Cleco Corporation
                            2030 Donahue Ferry Road
                        Pineville, Louisiana 71360-5226
                           Attn: Corporate Secretary
                                (318) 484-7400

          Cautionary Statement Regarding Forward-Looking Information

   This prospectus, including the information we incorporate by reference, contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify our forward-looking statements by the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" or other similar words.

   We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

   The following list identifies some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

  . state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and natural gas industry,

  . industrial, commercial and residential growth in Cleco Utility Group Inc.'s service territory,

  .   the weather and other natural phenomena,

  .   the timing and extent of changes in commodity prices and interest rates,

  . changes in environmental and other laws and regulations to which we and our subsidiaries are subject or other external factors over which we have no control,

  .   the results of financing efforts,

  . the operating performance of the facilities of Cleco Utility Group Inc. and Cleco Evangeline LLC, and

  . other factors we discuss in this prospectus and our other filings with the SEC.

                               Cleco Corporation

   We are a diversified energy services company. Cleco Utility Group Inc., our electric utility subsidiary, contains our Louisiana Public Service Commission jurisdictional generation, transmission and distribution electric utility operations and provides electric utility services to approximately 246,000 customers in the State of Louisiana.

   Our other principal subsidiaries include:

  . Cleco Midstream Resources LLC, which operates competitive Louisiana Public Service Commission nonjurisdictional electric generation, oil and natural gas production, energy marketing and natural gas pipeline businesses.

  . Utility Construction and Technology Solutions LLC, which provides utility engineering and line construction services to municipal governments, rural electric cooperatives and investor-owned electric companies.

   Subject to certain limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935.

                      Ratio of Earnings to Fixed Charges

   The following table sets forth our ratios of earnings from continuing operations to fixed charges for each of the periods indicated:

                                                                 Year Ended December 31
                                                              -----------------------------
                                                              1999  1998  1997  1996  1995
                                                              ----- ----- ----- ----- -----
Ratio of earnings from continuing operations to fixed charges 3.77x 3.80x 3.74x 3.70x 3.49x

                                Use of Proceeds

   Unless we inform you otherwise in the prospectus supplement, we anticipate using net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes. These purposes may include, but are not limited to:

  .   working capital,

  .   capital expenditures,

  .   equity investments in existing and future projects,

  .   acquisitions, and

  . the repayment or refinancing of our indebtedness, including inter-company indebtedness.

                      Description of Our Debt Securities

   The debt securities offered by this prospectus will be either senior debt securities or subordinated debt securities. We will issue senior debt securities under an indenture we will enter into with Bank One, N.A., as trustee. We will issue subordinated debt securities under an indenture we will enter into with Bank One, N.A., as trustee. We refer to the senior indenture and the subordinated indenture in this prospectus collectively as the "indentures." We have filed the forms of the indentures with the SEC as exhibits to the registration statement covering the debt securities offered by this prospectus. We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indentures.

   We may issue debt securities from time to time in one or more series under the indentures. We will describe the particular terms of each series of debt securities we offer in a supplement to this prospectus. You should carefully read the summary below, the applicable prospectus supplement and the provisions of the relevant indenture that may be important to you before investing in our debt securities.

   The provisions of each of the indentures are substantially identical in substance, except that the subordinated indenture provides for the subordination of the subordinated debt securities. We describe the subordination provisions of the subordinated indenture in the "Subordination Under the Subordinated Indenture" section of this prospectus. We have included cross-references in the summary below to refer you to the section numbers of the indentures we are describing. The section numbers are the same for both of the indentures, unless we state otherwise.

The Terms of the Debt Securities

   We may issue debt securities in separate series from time to time under each of the indentures. The total principal amount of debt securities that may be issued under the indentures is unlimited. We may limit the maximum total principal amount for the debt securities of any series. However, any limit may be increased by resolution of our board of directors. (Section 301) We will establish the terms of each series of debt securities, which may not be inconsistent with the related indenture, in a supplemental indenture. The senior debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will rank junior and be subordinate to all of our senior indebtedness as we describe in the "Subordination Under the Subordinated Indenture" section of this prospectus. Both the senior debt securities and the subordinated debt securities will be effectively subordinated to creditors of our subsidiaries.

   We will describe the specific terms of the series of debt securities being offered in a supplement to this prospectus. These terms will include some or all of the following:

  .   the title of the debt securities;

  . whether the debt securities are senior debt securities or subordinated debt securities;

  .   the specific indenture under which the debt securities will be issued;

  .   any limit on the total principal amount of the debt securities;

  . the date or dates on which the principal of the debt securities will be payable or the method used to determine or extend those dates;

  . the interest rate or rates of the debt securities, if any, or the method used to determine the rate or rates;

  . the date or dates from which interest will accrue on the debt securities, or the method used for determining those dates;

  . the interest payment dates and the regular record dates for interest payments, if any, or the method used to determine those dates;

  . the basis for calculating interest if other than a 360-day year of twelve 30-day months;

  .   the place or places where:

     . payments of principal, premium, if any, and interest on the debt securities will be payable;

     . the debt securities may be presented for registration of transfer or exchange; and

     . notices and demands to or upon us relating to the debt securities may be made;

  .   any provisions for redemption of the debt securities;

  . any provisions that would allow or obligate us to redeem or purchase the debt securities prior to their maturity;

  . the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000;

  . any provisions that would determine the amount of principal, premium, if any, or interest on the debt securities by reference to an index or pursuant to a formula;

  . the currency, currencies or currency units in which the principal, premium, if any, and interest on the debt securities will be payable, if other than $US, and the manner for determining the equivalent principal amount in $US;

  . any provisions for the payment of principal, premium, if any, and interest on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable;

  . the percentage of the principal amount at which the debt securities will be issued and, if other than 100%, the portion of the principal amount of the debt securities which will be payable if the maturity of the debt securities is accelerated, or the method for determining such portion;

  . if the principal amount to be paid at the stated maturity of the debt securities is not determinable as of one or more dates prior to the stated maturity, the amount which will be deemed to be the principal amount as of any such date for any purpose, including the principal amount which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date, or, in any such case, the manner in which the deemed principal amount is to be determined;

  . any variation of the defeasance and covenant defeasance sections of the relevant indenture and the manner in which our election to defease the debt securities will be evidenced, if other than by a board resolution;

  . whether any of the debt securities will initially be issued in the form of a temporary global security and the provisions for exchanging a temporary global security for definitive debt securities;

  . whether any of the debt securities will be issued in the form of one or more global securities and, if so:

     .   the depositories for the global securities;

     . the form of any additional legends to be borne by the global securities;

     . the circumstances under which the global securities may be exchanged, in whole or in part, for debt securities registered in the name of persons other than the depositary for the global securities or its nominee; and

     . whether and under what circumstances a transfer of the global securities may be registered in the names of persons other than the depositary for the global securities or its nominee;

  .   whether the interest rate of the debt securities may be reset;

  .   whether the stated maturity of the debt securities may be extended;

  . any addition to or change in the events of default for the debt securities and any change in the right of the trustee or the holders of the debt securities to declare the principal amount of the debt securities due and payable;

  .   any addition to or change in the covenants in the relevant indenture;

  . any additions or changes to the relevant indenture necessary to issue the debt securities in bearer form, registerable or not registerable as to principal, and with or without interest coupons;

  . the appointment of any paying agents for the debt securities, if other than the trustee;

  . the terms of any right to convert or exchange the debt securities into any other securities or property;

  .   the terms and conditions, if any, securing the debt securities;

  . any restriction or condition on the transferability of the debt securities; and

  . any other terms of the debt securities consistent with the relevant indenture. (Section 301)

   We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than $US.

Form, Exchange and Transfer of the Debt Securities

   We will issue the debt securities in registered form, without coupons. Unless we inform you otherwise in the prospectus supplement, we will only issue debt securities in denominations of integral multiples of $1,000. (Section 302)

   Holders will generally be able to exchange debt securities for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations. (Section 305)

   Holders may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the debt securities if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of debt securities. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee as security registrar. We will identify any transfer agent in addition to the security registrar in the prospectus supplement. (Section 305) At any time we may:

  .   designate additional transfer agents;

  .   rescind the designation of any transfer agent; or

  .   approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the debt securities at all times. (Sections 305 and 1002)

   In the event we elect to redeem a series of debt securities, neither we nor the applicable trustee will be required to register the transfer or exchange of any debt security of that series:

  . during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the series and ending at the close of business on the day the notice is mailed, or

  . if we have selected the series for redemption, in whole or in part, except for the unredeemed portion of the series. (Section 305)

Global Securities

   Unless we inform you otherwise in the prospectus supplement, some or all of the debt securities of any series may be represented, in whole or in part, by one or more global securities. The global securities will have a total principal amount equal to the debt securities they represent. Unless we inform you otherwise in the prospectus supplement, each global security representing debt securities will be deposited with, or on behalf of, The Depository Trust Company, referred to as "DTC," or any other successor depository we may appoint. We refer to DTC or the other depository in this prospectus as the "depositary." Each global security will be registered in the name of the depositary or its nominee. Each global security will bear a legend referring to the restrictions on exchange and registration of transfer of global securities that we describe below and any other matters required by the relevant indenture. Unless we inform you otherwise in the prospectus supplement, we will not issue debt securities in definitive form.

   Global securities may not be exchanged, in whole or in part, for debt securities registered, and no transfer of a global security, in whole or in part, may be registered in the name of any person other than the depositary for the global security or any nominee of the depositary unless:

  . the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as depositary as required by the indentures;

  . an event of default with respect to the global security has occurred and is continuing;

  . we determine in our sole discretion that the global security will be so exchangeable or transferable; or

  . any other circumstances in addition to or in lieu of those described above that we may describe in the prospectus supplement.

   All debt securities issued in exchange for a global security or any portion of a global security will be registered in the names directed by the depositary. (Sections 204 and 305)

Regarding DTC

   DTC is:

  .   a limited-purpose trust company organized under the New York Banking Law;

  .   a "banking organization" within the meaning of the New York Banking Law;

  .   a member of the Federal Reserve System;

  . a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  . a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include:

  .   securities brokers and dealers;

  .   banks;

  .   trust companies;

  .   clearing corporations and some other organizations.

DTC is owned by a number of direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, referred to as indirect participants. The rules applicable to DTC and its participants are on file with the SEC.

   Upon our issuance of debt securities represented by a global security, purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security, referred to as a beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. However, beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global security.

   So long as the depositary for the global security, or its nominee, is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indentures. Except as described above, beneficial owners will not:

  . be entitled to have debt securities represented by the global security registered in their names;

  . receive or be entitled to receive physical delivery of debt securities in definitive form; and

  .   be considered the owners or holders thereof under the indentures.

   To facilitate subsequent transfers, all debt securities deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither DTC nor Cede & Co. will consent or vote with respect to debt securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date, identified in a listing attached to the omnibus proxy.

   We will make payments of principal, premium, if any, and interest on the debt securities represented by the global security registered in the name of the depositary or its nominee through the trustee under the relevant indenture or a paying agent, which may also be the trustee under the relevant indenture, to the depositary or its nominee, as the case may be, as the registered owner of the global security. Neither we, the trustees, nor the paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We have been advised that DTC will credit direct participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as in the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the paying agent, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is either our responsibility or the responsibility of the paying agent. Disbursement of these payments to direct participants is the responsibility of DTC. Disbursement of these payments to the beneficial owners is the responsibility of direct and indirect participants.

   We cannot assure you that DTC will distribute payments on the debt securities made to DTC or its nominee as the registered owner or any redemption or other notices to the participants, or that the participants or others will distribute the payments or notices to the beneficial owners, or that they will do so on a timely basis, or that DTC will serve and act in the manner described in this prospectus. Beneficial owners should make appropriate arrangements with their broker or dealer regarding distribution of information regarding the debt securities that may be transmitted by or through DTC.

   According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

   We have obtained the information in this section concerning DTC and the DTC's book-entry system from sources that we believe are reliable. However, we take no responsibility for the accuracy of this information.

Payment and Paying Agents

   Unless we inform you otherwise in the prospectus supplement, we will pay interest on the debt securities to the persons in whose names the debt securities are registered at the close of business on the regular record date for each interest payment. However, unless we inform you otherwise in the prospectus supplement, we will pay the interest payable on the debt securities at their stated maturity to the persons we pay the principal amount of the debt securities. The initial payment of interest on any series of debt securities issued between a regular record date and the related interest payment date will be payable in the manner provided by the terms of the series, which we will describe in the prospectus supplement. (Section 307)

   Unless we inform you otherwise in the prospectus supplement, we will pay principal, premium, if any, and interest on the debt securities at the offices of the paying agents we designate. However, except in the case of a global security, we may pay interest by:

  . check mailed to the address of the person entitled to the payment as it appears in the security register, or

  . by wire transfer in immediately available funds to the place and account designated in writing by the person entitled to the payment as specified in the security register.

We will designate the applicable trustee as the sole paying agent for the debt securities issued under the relevant indenture unless we inform you otherwise in the prospectus supplement. If we initially designate any other paying agents for a series of debt securities, we will identify them in the prospectus supplement. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the debt securities at all times. (Sections 307 and 1002)

   Any money deposited with the applicable trustee or any paying agent for the payment of principal, premium, if any, and interest on the debt securities that remains unclaimed for two years after the date the payments became due, may be repaid to us upon our request. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The trustees and any paying agents will not be liable for those payments after we have been repaid. (Section 1003)

Covenants

   We will describe any restrictive covenants for any series of debt securities in the prospectus supplement.

Consolidation, Merger and Sale of Assets

   Unless we inform you otherwise in the prospectus supplement, we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety, to any person, referred to as a "successor person," unless:

  . the successor person, if any, is a corporation, partnership, trust or other entity organized and validly existing under the laws of the United States or a State in the United States;

  . the successor person assumes our obligations with respect to the debt securities and the relevant indenture;

  . immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, would occur and be continuing; and

  . we have delivered to the trustee the certificates and opinions required under the relevant indenture. (Section 801)

Absence of Event Risk Protections

   Unless we inform you otherwise in the prospectus supplement, the indenture for a series of debt securities will not contain provisions permitting the holders of our debt securities to require prepayment in the event of a change in control of us, or in the event we enter into one or more highly leveraged transactions, regardless of whether a rating decline results therefrom, or in the event we dispose of one or more of our business units, nor are any such events deemed to be Events of Default under the terms of the indentures.

Events of Default

   Unless the context clearly indicates otherwise, we use the terms "indenture" and "trustee" in this subsection to mean the relevant indenture and the applicable trustee with respect to any series of debt securities we may offer.

   Unless we inform you otherwise in the prospectus supplement, each of the following will be an event of default under the indenture for a series of debt securities:

  .   our failure to pay principal or premium, if any, on that series when due;

  .   our failure to pay any interest on that series for 30 days;

  . our failure to deposit any sinking fund payment, when due, relating to that series;

  . our failure to perform, or our breach in any material respect of, any other covenant or warranty in the indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities, for 90 days after either the trustee or holders of at least 33% in principal amount of the outstanding debt securities of that series have given us written notice of the breach in the manner required by the indenture;

  .   specified events involving bankruptcy, insolvency or reorganization; and

  .   any other event of default we may provide for that series;

provided, however, that no event described in the fourth and sixth bullet points above will be an event of default until an officer of the trustee, assigned to and working in the trustee's corporate trust department, has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office, and the notice refers to the debt securities generally, us or the indenture. (Section 501)

   If the principal, premium, if any, or interest on any series of debt securities is payable in a currency other than the $US and the currency is not available to us for making payments due to the imposition of exchange controls or other circumstances beyond our control, we may satisfy our obligations to holders of the debt securities by making payment in $US in an amount equal to the $US equivalent of the amount payable in the other currency. This amount will be determined by the trustee by reference to the noon buying rate in The City of New York for cable transfers for the other currency, referred to as the "exchange rate," as reported or otherwise made available by the Federal Reserve Bank of New York on the date of the payment, or, if the exchange rate is not then available, on the basis of the most recently available exchange rate. Any payment made in $US under these circumstances will not be an event of default under the indenture. (Section 501)

   If an event of default for a series of debt securities occurs and is continuing, either the trustee or the holders of at least 33% in principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series due and immediately payable. In order to declare the principal amount of the series of debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the series of debt securities.

   This right does not apply if:

  .   an event of default described in the fifth bullet point above occurs, or

  . an event of default described in the fourth and sixth bullet points above that applies to all outstanding debt securities occurs.

   If any of these events of default occur and is continuing, either the trustee or holders of at least 33% in principal amount of all of the debt securities then outstanding, treated as one class, may declare the principal amount of all of the debt securities then outstanding to be due and payable immediately. In order to declare the principal amount of the debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the debt securities.

   After any declaration of acceleration of a series of debt securities, but before a judgment or decree for payment, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul the declaration of acceleration if all events of default, other than the non-payment of principal have been cured or waived as provided in the indenture. (Section 502) For information as to waiver of defaults, please refer to the "Modification and Waiver" section below.

   If an event of default occurs and is continuing, the trustee will generally have no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the trustee. (Section 603) The holders of a majority in principal amount of the outstanding debt securities of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee for the debt securities of that series, provided that:

  .   the direction is not in conflict with any law or the indenture;

  . the trustee may take any other action it deems proper which is not inconsistent with the direction; and

  . the trustee will generally have the right to decline to follow the direction if an officer of the trustee determines, in good faith, that the proceeding would involve the trustee in personal liability or would otherwise be contrary to applicable law. (Section 512)

   A holder of a debt security of any series may only pursue a remedy under the indenture if:

  . the holder gives the trustee written notice of a continuing event of default for that series;

  . holders of at least 33% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue that remedy;

  .   the holder offers reasonable indemnity to the trustee;

  . the trustee fails to pursue that remedy within 60 days after receipt of the request; and

  . during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request. (Section 507)

However, these limitations do not apply to a suit by a holder of a debt security demanding payment of the principal, premium, if any, or interest on a debt security on or after the date the payment is due. (Section 508)

   We will be required to furnish to the trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indenture and, specifying all of our known defaults, if any. (Section 1004)

Modification and Waiver

   Unless the context clearly indicates otherwise, we use the terms "indenture" and "trustee" in this subsection to mean the relevant indenture and the applicable trustee with respect to any series of debt securities we may offer.

   We may enter into one or more supplemental indentures with the trustee without the consent of the holders of the debt securities of a particular series in order to:

  . evidence the succession of a successor person to us, or successive successions and the assumption of our covenants, agreements and obligations by a successor person;

  . add to our covenants for the benefit of the holders or to surrender any of our rights or powers;

  .   add events of default for any series of debt securities;

  . add or change any provisions of the indenture to the extent necessary to issue debt securities in bearer form;

  . add to, change or eliminate any provision of the indenture applying to one or more series of debt securities, provided that if such action adversely affects the interests of any holders of debt securities of any series, the addition, change or elimination will become effective with respect to that series only when no security of that series remains outstanding;

  . convey, transfer, assign, mortgage or pledge any property to or with the trustee or to surrender any right or power conferred upon us by the indenture;

  .   establish the form or terms of any series of debt securities;

  . provide for uncertificated securities in addition to certificated securities;

  . evidence and provide for successor trustees or to add or change any provisions to the extent necessary to appoint a separate trustee or trustees for a specific series of debt securities;

  . correct any ambiguity, defect or inconsistency under the indenture, provided that such action does not adversely affect the interests of the holders of debt securities of any series;

  . supplement any provisions of the indenture necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities;

  . comply with the rules or regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded; or

  . add, change or eliminate any provisions of the indenture in accordance with any amendments to the Trust Indenture Act, provided that the action does not adversely affect the rights or interests of any holder of debt securities. (Section 901)

   We may enter into one or more supplemental indentures with the trustee in order to add to, change or eliminate provisions of the indenture or to modify the rights of the holders of one or more series of debt securities if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the supplemental indenture, treated as one class. However, without the consent of the holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

  . changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, except to the extent permitted by the indenture;

  . reduces the principal amount of, or any premium or interest on, any debt security;

  . reduces the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof;

  . changes the place or currency of payment of principal, premium, if any, or interest;

  . impairs the right to institute suit for the enforcement of any payment on any debt security;

  . reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture;

  . reduces the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

  . makes certain modifications to such provisions with respect to modification and waiver;

  . makes any change that adversely affects the right to convert or exchange any debt security or decrease the conversion or exchange rate or increases the conversion price of any convertible or exchangeable debt security; or

  . changes the terms and conditions pursuant to which any series of debt securities that are secured in a manner adverse to the holders of the debt securities. (Section 902)

   Holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults or compliance with restrictive provisions of the indenture. However, the consent of holders of each outstanding debt security of a series is required to:

  . waive any default in the payment of principal, premium, if any, or interest, or

  . waive any covenants and provisions of the indenture that may not be amended without the consent of the holder of each outstanding security of the series affected. (Sections 513 and 1006)

   In order to determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under the indenture as of a specified date:

  . the principal amount of an original issue discount security that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of the maturity to such date;

  . if, as of such date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of such debt security deemed to be outstanding as of such date will be an amount determined in the manner prescribed for such debt security;

  . the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the $US equivalent, determined as of such date in the manner prescribed for such debt security, of the principal amount of such debt security or, in the case of a debt security described in the two preceding bullet points, of the amount described above; and

  . debt securities owned by us or any other obligor upon the debt securities or any of their affiliates will be disregarded and deemed not to be outstanding.

Some debt securities, including those for whose payment or redemption money has been deposited or set aside in trust for the holders and those that have been fully defeased pursuant to Section 1402, will not be deemed to be outstanding. (Section 101)

   We will generally be entitled to set any day as a record date for determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders of outstanding debt securities. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of the debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify, or the trustee may specify, if it set the record date. This period may be shortened or lengthened by not more than 180 days. (Section 104)

Subordination Under the Subordinated Indenture

   We have defined some of the terms we use in this subsection at the end of this subsection.

   The subordinated debt securities issued under the subordinated indenture will be unsecured and junior in right of payment to all of our senior indebtedness. This means we will not be permitted to make a payment on the subordinated debt securities if:

  . any of our senior indebtedness is not paid when due, any applicable grace period with respect to any payment default has ended and the payment default has not been cured or waived or ceased to exist; or

  . the maturity of any of our senior indebtedness has been accelerated because of a default and that acceleration has not been rescinded.

   If our assets are distributed to our creditors upon our dissolution, winding-up or liquidation, whether voluntarily or involuntarily or in bankruptcy, insolvency, receivership, reorganization or other similar proceedings, all principal, premium, if any, interest and any other amounts due or to become due on all of our senior indebtedness must be paid in full before the holders of the subordinated debt securities are entitled to receive or retain any payment.

   "Debt" in the subordinated indenture means, with respect to any person at any date of determination, without duplication:

  .   all indebtedness for borrowed money;

  . all obligations evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

  . all obligations under letters of credit or bankers' acceptances or other similar instruments, or related reimbursement obligations, issued on the account of such person;

  . all obligations to pay the deferred purchase price of property or services, except trade payables;

  .   all obligations as lessee under capitalized leases;

  . all debt of others secured by a lien on any asset of such person, whether or not the debt is assumed by the person, provided that, for purposes of determining the amount of any debt of the type described in this clause, if recourse with respect to the debt is limited to the asset, the amount of the debt is limited to the lesser of the fair market value of the asset or the amount of the debt;

  . all debt of others guaranteed by such person to the extent such debt is guaranteed by such person; and

  . to the extent not otherwise included in this definition, all obligations for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity prices, forward contracts, options, swaps, collars and similar arrangements.

   "Senior indebtedness" in the subordinated indenture means the principal, premium, if any, and interest on and all other amounts due in connection with all of our debt, whether created, incurred or assumed before, on or after the date of the subordinated indenture. However, senior indebtedness does not include:

  .   debt to any of our subsidiaries;

  . any series of subordinated debt securities under the subordinated indenture;

  . accounts payable or any other indebtedness or monetary obligation to trade creditors arising in the ordinary course of business in connection with the acquisition of goods or services;

  .   debt that, when incurred and without respect to any election under
      Section 1111(b) of Title 11, U.S. Code, was without recourse; and

  . other debt which by the terms of the instrument creating or evidencing it is specifically designated as being subordinated to or pari passu with the subordinated debt securities.

   The subordinated indenture does not limit our ability to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the subordinated debt securities.

Defeasance and Covenant Defeasance

   Unless the context clearly indicates otherwise, we use the terms "indenture" and "trustee" in this subsection to mean the relevant indenture and the applicable trustee with respect to any series of debt securities we may offer.

   Unless we inform you otherwise in the prospectus supplement, the provisions of the indenture relating to defeasance and discharge of indebtedness, or defeasance of restrictive covenants, will apply to the debt securities of any series. (Section 1401)

   Defeasance and Discharge. We will be discharged from all of our obligations with respect to the debt securities, except for certain obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the debt securities on the respective stated maturities in accordance with the terms of the indenture and the debt securities. Such defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1402 and 1404)

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   Defeasance of Certain Covenants.  In certain circumstances, we may omit to comply with specified restrictive covenants, including those described under "Consolidation, Merger and Sale of Assets" and any that we may describe in the prospectus supplement, and in those circumstances the occurrence of certain events of default, which are described in the fourth bullet point above, with respect to such restrictive covenants, under "Events of Default" and any that may be described in the prospectus supplement, will be deemed not to be or result in an event of default, in each case with respect to the debt securities. We, in order to exercise such option, will be required to deposit, in trust for the benefit of the holders of the debt securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the debt securities on the respective stated maturities in accordance with the terms of the indenture and the debt securities. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event we exercise this option with respect to any debt securities and the debt securities were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on the debt securities at the time of their respective stated maturities, but might not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from the event of default. In such case, we would remain liable for those payments. (Sections 1403 and 1404)

Notices

   Holders will receive notices by mail at their addresses as they appear in the security register. (Sections 101 and 106)

Title

   We may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security for all purposes, whether or not it is overdue. (Section 309)

Governing Law

   New York law will govern the indentures and the debt securities. (Section
112)

Regarding the Trustee

   Bank One, N.A. or an affiliate thereof acts as (a) trustee, collateral agent and securities intermediary under certain senior secured bonds issued by Cleco Evangeline and (b) trustee under certain first mortgage bonds issued by Cleco Utility Group. Bank One or an affiliate thereof also is (a) a lender and syndication agent under a 364-day credit agreement between Cleco Corporation and Bank One (or an affiliate thereof) and (b) a lender to Cleco Corporation and Cleco Utility Group under certain other credit facilities. In addition, Bank One and its affiliates may from time to time act as a depositary for funds of, make loans to, and perform other services for Cleco Corporation and its affiliates in the ordinary course of business.

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                             Plan of Distribution

   We may sell debt securities:

  .   through an underwriter or underwriters,

  .   through dealers,

  .   through agents,

  .   directly to purchasers, including our affiliates, or

  .   through a combination of any of these methods.

   We may authorize underwriters, dealers and agents to solicit offers by institutions to purchase debt securities from us pursuant to delayed delivery contracts providing for payment and delivery on a specified date. If we elect to use delayed delivery contracts, we will describe the date of delivery, the conditions of the sale and the commissions payable for solicitation of such contracts in the prospectus supplement.

   We will describe the terms of any offering of debt securities in the prospectus supplement, including:

  .   the method of distribution,

  . the name or names of any underwriters, dealers, purchasers or agents, and any managing underwriter or underwriters,

  . the purchase price of the debt securities and the proceeds we receive from the sale,

  . any underwriting discounts, agency fees or other form of underwriters' compensation,

  . any discounts and concessions allowed, reallowed or paid to dealers or agents, and

  .   the expected time of delivery of the offered debt securities.

   We may change the initial public offering price and any discount or concessions allowed or reallowed to dealers from time to time.

   If we use underwriters to sell our debt securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the offered debt securities if any are purchased. In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

   If we use a dealer to sell debt securities, we will sell the debt securities to the dealer as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. These dealers may be deemed underwriters, as such term is defined in the Securities Act of 1933, of the debt securities they offer and sell. If we elect to use a dealer to sell debt securities, we will provide the name of the dealer and the terms of the transaction in the prospectus supplement.

   Debt securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to a remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

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   Underwriters, agents, dealers and some purchasers participating in the distribution of debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

   Unless we inform you otherwise in the prospectus supplement, none of our directors, officers or employees will solicit or receive a commission in connection with direct sales of debt securities, although these persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with any such direct sales.

   We may enter into agreements with the underwriters, agents, purchasers, dealers or remarketing firms who participate in the distribution of our debt securities that will require us to indemnify them against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that they or any person controlling them may be required to make for those liabilities. Underwriters, agents or dealers may be our customers. They may also engage in transactions with us or perform services for us or for our affiliates in the ordinary course of business.

   Each series of debt securities will be a new issue with no established trading market. We may elect to list any series of debt securities on an exchange. However, we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of debt securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for the debt securities will develop.

   In connection with an offering, the underwriters or agents may purchase and sell debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities. Syndicate short positions involve the sale by the underwriters or agents of a greater number of debt securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, in which selling concessions allowed to syndicate members or other broker dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if the debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

                            Validity of Securities

   The validity of the debt securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Phelps Dunbar, L.L.P., New Orleans, Louisiana, will pass on all matters of Louisiana law in this connection. Any underwriters will be advised about the validity of the debt securities and other legal matters by their own counsel.

                                    Experts

   The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said Firm as experts in auditing and accounting.

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